SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

The McClatchy Company
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

579489105
(CUSIP Number)

November 29, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 579489105	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,482,351
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,482,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON** PN; IA

CUSIP No. 579489105	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Saba Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,963,540
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,963,540
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,963,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON** CO

CUSIP No. 579489105	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Saba Capital Leveraged Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 118,160
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 118,160
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,160
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON** CO

CUSIP No. 579489105	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Saba Capital Master Fund II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 351,749
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 351,749
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON** CO

CUSIP No. 579489105	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Boaz Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,482,351
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,482,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON** IN

CUSIP No.	13G	Page 7 of 11 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is The McClatchy Company (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 2100 “Q” Street, Sacramento, CA 95816.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Saba Capital Master Fund, Ltd., a Cayman Islands exempted company (“SCMF”), with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) directly owned by it;

(ii)	Saba Capital Leveraged Master Fund, Ltd., a Cayman Islands exempted company (the “SCLMF”), with respect to the shares of Class A Common Stock directly owned by it;

(iii)	Saba Capital Master Fund II, Ltd., a Cayman Islands exempted company (“SCMFII”), with respect to the shares of Class A Common Stock directly owned by it;

(iv)
Saba Capital Management, L.P., a Delaware limited partnership (“Saba Capital”), which serves as Investment Manager of SCMF, SCLMF, SCMFII and as Investment Adviser to a managed account, with respect to the shares of Class A Common Stock directly owned by SCMF, SCLMF, SCMFII and such managed account; and

(v)	Boaz Weinstein (“Mr. Weinstein”), a limited partner of Saba Capital, with respect to the shares of Class A Common Stock directly owned by SCMF, SCLMF, SCMFII and such managed account.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The address of the registered office of SCMF, SCLMF, SCMFII is Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

Item 2(c).	CITIZENSHIP:

SCMF, SCLMF, and SCMFII are each a Cayman Islands exempted company. Saba Capital is a Delaware limited partnership. Mr. Weinstein is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock

CUSIP No.	13G	Page 8 of 11 Pages

Item 2(e).	CUSIP NUMBER:

579489105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

CUSIP No.	13G	Page 9 of 11 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

On the date of the event which requires the filing of this Schedule 13G, each of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the shares of Class A Common Stock.

Since December 8, 2011, the Reporting Person disposed of a portion of its shares of Common Stock such that as of the date hereof, the Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Class A Common Stock of the Company.

The Company's Form 10-Q filed on November 3, 2011, indicates that the total number of outstanding shares of Class A Common Stock as of October 28, 2011 was 60,605,396.  The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Class A Common Stock outstanding.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 9, 2011

SABA CAPITAL MASTER FUND, LTD.

/s/ Kenneth Weiller
Name: Kenneth Weiller
Title: Director

SABA CAPITAL LEVERAGED MASTER FUND, LTD.

/s/ Kenneth Weiller
Name: Kenneth Weiller
Title: Director

SABA CAPITAL MASTER FUND II, LTD.

/s/ Kenneth Weiller
Name: Kenneth Weiller
Title: Director

SABA CAPITAL MANAGEMENT, L.P.

By:	Saba Capital Management GP, LLC
its general partner

By:	/s/ Boaz Weinstein
Name: Boaz Weinstein
Title: Managing Member

BOAZ WEINSTEIN, INDIVIDUALLY

/s/ Boaz Weinstein

CUSIP No.	13G	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  December 9, 2011

SABA CAPITAL MASTER FUND, LTD.

/s/ Kenneth Weiller
Name:	Kenneth Weiller
Title:	Director

SABA CAPITAL LEVERAGED MASTER FUND, LTD.

/s/ Kenneth Weiller
Name: Kenneth Weiller
Title: Director

SABA CAPITAL MASTER FUND II, LTD.

/s/ Kenneth Weiller
Name: Kenneth Weiller
Title: Director

SABA CAPITAL MANAGEMENT, L.P.

By:	Saba Capital Management GP, LLC
its general partner

By:	/s/ Boaz Weinstein
Name: Boaz Weinstein
Title: Managing Member

BOAZ WEINSTEIN, INDIVIDUALLY

/s/ Boaz Weinstein